Exhibit 4.3

Execution Version

Voting and Support Agreement

This Voting and Support Agreement (this “Agreement”), dated as of October 4, 2021, is entered into by and between Teekay Corporation, a Republic of Marshall Islands corporation (“TKC”) and a direct and indirect common unitholder of Teekay LNG Partners, L.P. a Republic of Marshall Islands limited partnership (the “Partnership”), Teekay Finance Limited, a Bermuda corporation (“TFL” and together with TKC, the “TK Parties”) a direct common unitholder of the Partnership, and Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, a Cayman Islands exempted limited partnership (“Parent”). Parent, TKC and TFL are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Partnership, Parent, and Limestone Merger Sub, Inc., a Marshall Islands corporation and wholly owned subsidiary of Parent (“Merger Sub”), have entered, or will enter, into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub with and into the Partnership pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, in order to induce Parent to enter into the Merger Agreement, each of TKC and TFL is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the common units representing limited partner interests in the Partnership (“Partnership Common Unit”) Beneficially Owned by TKC and TFL and set forth below TKC’s and TFL’s signature on the signature page hereto (the “Original Units” and, together with any additional units of Partnership Common Unit pursuant to Section 6 hereof, the “Units”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that each of the TK Parties, and each of the TK Parties has agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions.

For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a) “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

(b) “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

2. Representations of TKC and TFL.

TKC and TFL represents and warrants to Parent that, as of the date of this Agreement:

(a) Ownership of Units. TKC, directly and indirectly through its wholly-owned subsidiary, TFL, is the Beneficial Owner of, and has good and marketable title to, all of the Original Units free and clear of any proxy, voting restriction, adverse claim, or other Liens and has the sole voting and sole disposition power over all of the Original Units, and there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which TKC or TFL is a party relating to the pledge, disposition, or voting of any of the Original Units and there are no voting trusts or voting agreements with respect to the Original Units, except, in each case, as otherwise provided under this (i) Agreement, (ii) applicable federal or state securities laws, (iii) the Margin Loan Agreement, dated September 29, 2020, among TFL, Citibank, N.A. and others, and the instruments executed in connection therewith, including the Pledge and Security Agreement, dated September 29, 2020, by and between Citibank. N.A. and TFL (collectively, the “Equity Margin Revolver Agreements”) and (iv) the Indenture, dated May 13, 2019, by and among TKC, the guarantors party thereto and Wilmington Trust, National Association. TFL is a wholly-owned Subsidiary of TKC.

(b) Disclosure of All Units Owned. TKC and TFL do not Beneficially Own any units of Partnership Common Unit other than the Original Units as of the date of this Agreement.

(c) Power and Authority; Binding Agreement. Each of the TK Parties has full corporate power and authority to enter into, execute, and deliver this Agreement and to perform fully such TK Party’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the TK Parties and constitutes the legal, valid, and binding obligation of the TK Parties, enforceable against the TK Parties in accordance with its terms except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally.

(d) No Conflict. The execution and delivery of this Agreement by the TK Parties does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law applicable to either TK Party or, other than as set forth in the Equity Margin Revolver Agreements, result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Lien on any of the Units pursuant to, any agreement or other instrument or obligation including organizational documents binding upon a TK Party or any of the Units.

(e) No Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, any Governmental Entity or any other Person on the part of a TK Party is required in connection with the valid execution and delivery of this Agreement.

(f) No Litigation. There is no action, suit, investigation, or proceeding (whether judicial, arbitral, administrative, or other) (each an “Action”) pending against, or, to the knowledge of TKC, threatened against or affecting, a TK Party or the Units that would reasonably be expected to materially impair or materially adversely affect the ability of either TK Party to perform such TK Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

(g) Reliance. Each of the TK Parties understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the such TK Party’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the TK Parties contained herein.

(h) Broker’s Fees. Other than as set forth in Schedule 3.22 of the Partnership Disclosure Letter to the Merger Agreement, no investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which Parent or the Partnership is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by TKC or TFL.

3. Agreement to Vote Units. Each of the TK Parties hereby irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of the Partnership called with respect to the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of the Partnership unitholders with respect to any of the following matters, (I) to vote or cause the holder of record to vote the Units: (i) in favor of (1) the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and any other matters necessary or reasonably requested by Parent for consummation of the Merger and the other transactions contemplated by the Merger Agreement, and (2) any proposal to adjourn or postpone such meeting of unitholders of the Partnership to a later date if there are not sufficient votes to approve the Merger; and (ii) against (1) any Partnership Competing Proposal, or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Partnership under the Merger Agreement or of the TK Parties under this Agreement, and (3) any action, proposal, transaction, or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger and the other transactions contemplated by the Merger Agreement or the fulfillment of Parent’s, the Partnership’s, or Merger Sub’s conditions under the Merger Agreement, or change in any manner the voting rights of any class of units of the Partnership (including any amendments to the Partnership Organizational Documents) and (II) to cause the holder of record to appear at such meeting or otherwise cause the Units to be counted as present thereat for purposes of a quorum.

4. No Voting Trusts or Other Arrangement.

Each of the TK Parties agrees that during the term of this Agreement such the TK Parties will not, and will not permit TLF or any other entity under a TK Party’s control to, deposit any of the Units in a voting trust, grant any proxies or power of attorneys with respect to the Units, subject any of the Units to any arrangement with respect to the voting of the Units or enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement other than (i) agreements entered into with Parent and (ii) the Equity Margin Revolver Agreements.

5. Transfer and Encumbrance.

Each of the TK Parties agrees that during the term of this Agreement, subject to the terms of the Equity Margin Revolver Agreements and the Indenture, the TK Parties will not, and will not permit any entity under a TK Party’s control to, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, or convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of Law, or otherwise), or encumber (“Transfer”) any of the Units or enter into any contract, option, or other agreement with respect to, or consent to, a Transfer of, any of the Units or a TK Party’s voting or economic interest therein. Any attempted Transfer of Units or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of the Units by the TK Parties, or any entity under the control of a TK Party, to an Affiliate of the TK Parties or an Affiliate of an entity under the control of a TK Party; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.

6. Additional Units.

Each of the TK Parties agrees that all units of Partnership Common Unit (or any securities exchangeable for or convertible into Partnership Common Units) that a TK Party or any entity under TKC’s control purchases, acquires the right to vote, or otherwise acquires Beneficial Ownership of, after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement and shall constitute Units for all purposes of this Agreement. In the event of any unit split, unit dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of units, or the like of the units of the Partnership affecting the Units, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be deemed to be “Units” for all purposes of this Agreement.

7. Termination.

This Agreement and all obligations hereunder shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; and (c) the termination of this Agreement by mutual written consent of the Parties. Nothing in this Section 7 shall relieve or otherwise limit the liability of any Party for any intentional breach of this Agreement prior to such termination.

8. No Solicitation.

Subject to Section 9, each of the TK Parties shall not and shall use its reasonable best efforts to cause its Affiliates and Representatives not to: (a) solicit, initiate, or knowingly facilitate any inquiries, proposal or offer or the making, submission, modification or amendment or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal; (b) participate in or engage in any negotiations or discussions (other than to state that it is not permitted to have discussions) regarding, or furnish to any Person any nonpublic information relating to the Partnership in connection with, any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal; (c) publicly support or recommend any Partnership Competing Proposal, (d) except with respect to any Partnership Competing Proposal that is the subject of a Partnership Change of Recommendation made in accordance with Section 5.2(d) of the Merger Agreement, fail to, following the request of Parent to do so, promptly publicly and without qualification recommend against any Partnership Competing Proposal, or (e) enter into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, any Partnership Competing Proposal. Notwithstanding the foregoing, the TK Parties may (and may permit their Affiliates and their and their Affiliates’ Representatives to) participate in discussions and negotiations with any Person making a Partnership Competing Proposal (or its Representatives) with respect to such Partnership Competing Proposal if: (i) the Partnership or General Partner is engaging in discussions or negotiations with such Person pursuant to Section 5.2(b) of the Merger Agreement and has not breached Section 5.2 of the Merger Agreement; and (ii) the TK Parties’ negotiations and discussions are in conjunction with and ancillary to the Partnership’s or the General Partner’s discussions and negotiations. Each of TKC and TFL shall immediately cease, and cause its directors, officers and employees to cease, and shall use its reasonable best efforts to cause its Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Partnership Competing Proposal or Partnership Inquiry existing on the date hereof.

9. No Agreement as Director or Officer.

Each of the TK Parties makes no agreement or understanding in this Agreement in such TK Party’s capacity as a director or officer of the Partnership or any of its subsidiaries (if such TK Party holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by a TK Party in unitholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict a TK Party from exercising a TK Party’s fiduciary duties as an officer or director to the Partnership or the Partnership’s unitholders.

10. Further Assurances.

Each of the TK Parties agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents, and other instruments and to take all such further action as Parent may reasonably request to consummate and make effective the transactions contemplated by this Agreement.

11. Stop Transfer Instructions.

At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, each of the TK Parties hereby authorizes and instructs the Partnership or its counsel to notify the Partnership’s transfer agent that, subject to the exceptions set forth in Section 5, there is a stop transfer order (the “Stop Transfer Order”) with respect to all of the Units (and that this Agreement places limits on the voting and transfer of the Units), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Partnership following the Expiration Time. Each of the TK Parties shall authorize and instruct the Partnership to enter or cause its transfer agent to enter the Stop Transfer Order.

12. Specific Performance.

The rights and remedies of the Parties shall be cumulative with and not exclusive of any other remedy conferred hereby. Each Party hereto acknowledges that it will be impossible to measure in money the damage to the other Party if a Party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other Party will not have an adequate remedy at Law or damages. Accordingly, each Party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at Law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other Party has an adequate remedy at Law. Each Party hereto agrees that it will not seek, and agrees to waive any requirement for, proof of actual damages or the securing or posting of a bond in connection with the other Party’s seeking or obtaining such equitable relief.

13. Entire Agreement.

This Agreement supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

14. Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or: (a) when delivered by hand (providing proof of delivery); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 14):

If to Parent:

c/o Stonepeak Infrastructure Partners

55 Hudson Yards

550 W 34th Street, 48th Floor

New York, NY 10001

Attention:	James Wyper, Senior Managing Director

Adrienne Saunders, General Counsel

Email:	wyper@stonepeakpartners.com

saunders@stonepeakpartners.com;

legalandcompliance@stonepeakpartners.com

Copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 100017

Attention:	Brian Chisling
Email:	bchisling@stblaw.com

If to a TK Party:

Teekay Corporation

Suite 2000, 550 Burrard Street

Vancouver, BC, V6C 2K2

Attention: Arthur Bensler

Email: art.bensler@teekay.com

Copy to:

Squire Patton Boggs (US) LLP

1211 Avenue of the Americas, 26th Floor

New York, NY 10036

Attention: Michael E. Helmer

Email: michael.helmer@squirepb.com

15. Miscellaneous.

(a) Governing Law. This Agreement, and all legal actions (whether based on contract, tort, or statute) arising out of or relating to, or in connection with this Agreement or the actions of any of the Parties in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware, except (i) to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger or this Agreement and (ii) all matters relating to the duties of the General Partner Board of Directors shall be subject to the laws of the Republic of the Marshall Islands.

(b) Submission to Jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such legal action, in the Superior Court of the State of Delaware (Complex Commercial Division). Each of the Parties hereto agrees that service of process or other papers in connection with any such legal action in the manner provided for notices in Section 14 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the Parties hereto hereby irrevocably submits with regard to any such legal action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any legal action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 15(b); (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise); and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action, or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action, or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY

HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(C).

(d) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Merger is consummated.

(e) Severability. If any term or provision of this Agreement is deemed invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(g) Section Headings. All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(h) Assignment. Neither Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party hereto, except that Parent may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment contrary to the provisions of this Section 15(h) shall be null and void.

(i) No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

(j) Disclosure. The TK Parties hereby authorize the Partnership and Parent to publish and disclose in any announcement or disclosure required by the SEC the TK Parties’ identities and ownership of the Units and the nature of the TK Parties’ obligations under this Agreement; provided, that prior to any such publication or disclosure the Partnership and Parent have provided TKC with an opportunity to review and comment upon such announcement or disclosure, which comments the Partnership and Parent will consider in good faith.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

STONEPEAK INFRASTRUCTURE FUND IV CAYMAN (AIV III) LP

By: Stonepeak Infrastructure Fund IV Cayman LP, its general partner

By: Stonepeak Infrastructure Fund IV Cayman Ltd, its general partner

By:	/s/ James Wyper
Name: James Wyper
Title: Senior Managing Director

[Signature Page to Voting and Support Agreement]

TEEKAY CORPORATION

By	/s/ Kenneth Hvid
Name: Kenneth Hvid
Title: President and Chief Executive Officer

Number of Units of Partnership Common Units Directly Beneficially Owned as of the date of this Agreement:100

Number of Units of Partnership Common Units Indirectly Beneficially Owned (through TFL) as of the date of this Agreement: 35,958,274

TEEKAY FINANCE LIMITED

By	/s/ N. Angelique Burgess
Name: N. Angelique Burgess
Title: Director and President

Number of Units of Partnership Common Units Directly Beneficially Owned as of the date of this Agreement: 35,958,274

[Signature Page to Voting and Support Agreement]